INTERNATIONAL DEVELOPMENT CORP.
                         534 DELAWARE AVENUE, SUITE 412
                            BUFFALO, NEW YORK 14202
                              TEL. (416) 490-0254



                                February 28, 2006


Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

     Re:  International Development Corp.
          Preliminary Revised Information Statement on Schedule 14C filed February 16, 2006
          File No. 000-31343

Dear Ms. Long:

     We  enclose  our  amended  Preliminary  Revised  Information  Statement  on
Schedule 14C ("Amended 14C") to the above-referenced filing for International Development Corp. (the "Company"). The Amended 14C has been marked to reflect changes from the previous Amended 14C that was filed by the Company on February 16, 2006.

     Also provided below is an item-by-item response to the Commission staff's comment letter dated February 24, 2006. Please note that for the convenience of the staff we have recited each comment in boldface type and provided the response to each comment immediately thereafter. The Company believes that it has fully responded to the staff's comments.

PRELIMINARY  REVISED  INFORMATION  STATEMENT ON SCHEDULE 14C, FILED FEBRUARY 16,
--------------------------------------------------------------------------------
2006
----

GENERAL
-------

     1. WE NOTE YOUR RESPONSE TO COMMENT 2 OF OUR LETTER DATED FEBRUARY 9, 2006. WE NOTE THAT YOUR SALE OF ASSETS IS GIVEN RETROACTIVE EFFECT TO OCTOBER 1, 2005, AND THAT, ACCORDING TO YOUR FORM 8-K FILED OCTOBER 21, 2005, YOU DID NOT ACQUIRE YOUR EXCLUSIVE LICENSE WITH WATAIRE INDUSTRIES UNTIL OCTOBER 12, 2005. IT THEREFORE APPEARS AT THE TIME OF YOUR ASSET SALE, YOU RETAINED NO ADDITIONAL ASSETS. PLEASE ADVISE.

          After reflecting the sale of the Freshwater Technologies assets and liabilities, as closed on January 11, 2006, retroactively to October 1, 2005, the only remaining formal asset of the Company on October 1, 2005 would have been cash. The terms for the sale of the assets and liabilities of Freshwater Technologies were negotiated extensively by all parties involved, which included discussions involving the Company's acquisition of the exclusive license with Wataire
          Industries. The sale of the assets and liabilities of Freshwater Technologies would not have been closed if the exclusive license with Wataire Industries had not been formally acquired on October 12, 2005, as the Company would have had no revenue producing assets remaining and the sale would not be in the best interests of the Company. The acquisition of the exclusive license with Wataire Industries was in negotiations as of October 1, 2005, and the Company was confident that the acquisition was going to be completed in the near future, as evidenced with the closing of the acquisition of the exclusive license with Wataire Industries on October 12, 2005. Therefore, as a result of the negotiations of the terms for the sale of the assets and liabilities of Freshwater Technologies and the formal acquisition of the exclusive license with Wataire Industries on October 12, 2005, the

          Company retroactively reflected the sale of the assets and liabilities to October 1, 2005, as agreed upon by all parties involved.

     2. PLEASE DIRECT OUR ATTENTION TO YOUR RESPONSES TO COMMENTS 4-6 OF OUR FEBRUARY 9, 2006 COMMENT LETTER. WE WERE UNABLE TO LOCATE RESPONSES IN YOUR DOCUMENT. IN THIS REGARD, A DETAILED COVER LETTER SPECIFICALLY STATING YOUR RESPONSE AND POINTING US TO ANY CORRESPONDING REVISION IS HELPFUL.

          The requested revisions, as indicated in comments 4-6 of your February 9, 2006 letter, were made and can be found on the respective pages as originally indicated in our responses to comments 4-6 in our February 15, 2006 response letter. See attached copy of the Amended 14C, as filed on February 16, 2006, indicating the specific revisions made.

PROPOSAL 1, PAGE 5
------------------

     3. WHILE NOT NECESSARILY AGREEING WITH YOUR STATE LAW ANALYSIS IN RESPONSE TO PRIOR COMMENT NUMBER 2, PLEASE INDICATE THAT SHAREHOLDER APPROVAL WAS NOT OBTAINED IN CONNECTION WITH THE SALE OF THE ASSETS OF FRESHWATER TECHNOLOGIES.

          The requested revision has been made and can be found on page 5 of the Amended 14C as filed on February 28, 2006. See attached copy of the Amended 14C indicating the specific revision made.

     The Company hereby acknowledges the following:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company believes that the revisions contained in the Amended 14C and the responses provided above fully address the concerns outlined in the staff's comment letter. Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Company's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                   Very  Truly  Yours,

                                   /s/  Betty-Ann  Harland

                                   Betty-Ann  Harland


cc:  Chris Edwards, Special Counsel
     Matt Franker, Staff Attorney
     Norman T. Reynolds, Esq.